
July 21, 2011

Anthony Pasquale, President
VB Clothing Inc.
2087 Desert Prairie St.
Las Vegas, NV 89135

> **Re:** **VB Clothing Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed July 5, 2011**
> **File No. 333-170779**

Dear Mr. Pasquale:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 6 to Registration Statement on Form S-1

Dilution, page 14

1. The information in this section does not appear to be correct. Please revise.

Industry and Trend Analysis, page 18

2. We reissue comment six of our letter dated June 22, 2011. Please expand on your discussion of industry *trends* in your target markets that may affect your business. In your revised disclosure, please address each of the four target markets identified on pages 18-19.

Other Expenses of Issuance and Distribution, page II-1

3. Please revise this table to distinguish legal fees from the $1500 of fees to be paid to your "Trust Agent," as disclosed in the last paragraph of page 15.

Exhibits

4. We reissue comment 16 of our letter dated June 22, 2011. We remain unable to locate Exhibit 99(b), which is referenced in the last sentence of page 15 and in the exhibit index on page II-2. Please file such agreement with your amended registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne, Accounting Branch Chief, at (202) 551-3688 if you have questions regarding comments on the financial statements

and related matters. Please contact Shehzad Niazi at (202) 551-3121 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc: Harold P. Gewerter, Esq.
        Fax: (702) 382-1759